Investor Presentation

March 2007

Daniel P. Myers
President
Chief Executive Officer
Bridge Capital Holdings

Thomas A. Sa
Executive Vice President
Chief Financial Officer
Bridge Capital Holdings

Forward Looking Statement

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements.

These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities.

The reader should refer to the more complete discussion of such risks in Bridge Capital Holding's annual reports on Forms 10-K and 10-Q on file with the SEC.

BRIDGE CAPITAL HOLDINGS

Financial and Trading Information

- Established May 2001
- $722 Million in Assets
- 5 Yr CAGR Assets 49.4%
- 2006 Net Inc = $8,634k
- 2006 ROAA = 1.42%
- 2006 ROAE = 19.34%

Market:	NASDAQ (Global Market)			
Symbol:	BBNK			
TSO:	6,319,000			
Market Cap:	$129,154,000 (12-29-06)			
Avg Annual Vol:	~ 1.4 Million Shares (~22%TSO)			
P/E: (on $20.44 @ 12-29-06)	Trailing:	16.09x		
	Q4 '06:	14.60x		
Recent Price History:	3-2-07	52 Wk:	High	Low
	$21.34		$22.98	$18.99

Registrar & Transfer Agent
American Stock Transfer

Corporate Counsel
Bingham McCutchen LLP

Independent Accountant
Vavrinek Trine & Day LLP

Strategic Positioning

BRIDGE BANK

A business banking franchise

that is the

Professional Business Bank of Choice

for small, middle-market, and emerging technology companies in Silicon Valley, California, and the Nation.

Our Approach

EXPERIENCE

- Experienced Board & Executives
- Fundamental Business Banking Strategy
- Focused Business Plan
- Ability to Recruit Top-Tier Bankers
- Strategic Vendor Alliances
- Scalable Systems & Business Lines

+

OPPORTUNITY

- Attractive SV/SCC Demographics
- Compelling Bank Market Opportunity

+

EXECUTION

- Disciplined Execution

=

RESULTS

- Superior Net Interest Margin
- Good Revenue Growth
- Peer Level Efficiency
- Excellent Asset Quality
- Strong ROA & ROE
- Good Earnings Growth

Bridge Bank Milestones

2000	July	Filed Application for National Charter
	November	Charter Approved
2001	February	IPO Approved; Target $15 M
	April	$19.1 M IPO Closed ($5.00/sh)
	May	Bank Opened in Santa Clara
2002	January	Palo Alto Branch Opened
	February	SBA Division Launched
	June	$14.4 M Secondary Offering Closed ($6.50/Sh)
	July	Capital Finance Division Launched
	Dec	Profitability Achieved
2004	March	San Jose Main Office Opened
	October	Bridge Capital Holdings Formed
		International Group Launched
	December	Headquarters Moved to San Jose
		$12 M Trust Preferred Offering Closed
2005	January	East Bay LPO Opened
	April	Technology Banking Division Launched
2006	January	Dallas, TX Tech LPO Opened
	February	Redwood City Construction LPO Opened
	March	$5 M Trust Preferred Offering Closed
	May	'*Smart Deposit Express'* Remote Deposit
	July	BBNK Added as Growth Stock to Russell Index
	Nov	Reston, VA Tech LPO Opened
2007	Feb	Expanded Sacramento LPO
	Mar	NASDAQ Global Markets Listing

Experienced Board and Executive Team

NAME	POSITION	PRIOR BANK	#Yrs BANKING EXPERIENCE
BOARD:			
Allan Kramer, M.D.	Chairman	Silicon Valley	20
Barry Turkus	Finance Chair	Silicon Valley	20
Dave Campbell	Loan Chair	Greater Bay	41
Tom Quigg	Comp Chair	Bank America	43
Rich Brenner	Audit Chair		6
Owen Brown			2
Bob Latta			3
EXECUTIVE TEAM:			
Dan Myers	CEO/Director	HTBK,GBBK	24
Bob Gionfriddo	EVP/Director	HTBK,SIVB,Plaza	38
Tom Sa	CAO/CFO	CCBN	16
Tim Boothe	COO	HTBK,CMA,Plaza	16
Ken Silveira	CTO	HTBK,BofA	37

Operating Divisions and Leadership

DIVISION	MANAGER	PRIOR BANK	TITLE
CORPORATE BANKING	Emily Ruvalcaba	Greater Bay	EVP
SPECIALTY MARKETS	Bob Gionfriddo	Heritage	EVP
	Jeff Whalen	Greater Bay	SVP
CONSTRUCTION	Kim Rysyk	Comerica	SVP
	Mark Schoenstein	Greater Bay	SVP
PALO ALTO BRANCH	Jesse Garcia	Heritage	SVP
SBA (2LPO's, 4 Sales Offices)	Ralph Barnett	Greater Bay	EVP
CAPITAL FINANCE	Lee Shodiss	Silicon Valley	SVP
INTERNATIONAL	Jeannie Kao	Silicon Valley	SVP
EAST BAY (Corporate LPO)	Michael Hengl	Walnut Creek	VP
TECHNOLOGY BANKING	Mike Field	Silicon Valley	EVP
	Ed Lambert	Comerica	SVP
TREASURY/CASH MGMT	Tom Hoffman	Comerica	SVP

Our Market: Santa Clara County/ Silicon Valley

Key Statistics

- Population: 1,753,027.
- Per Capita Income: $43,377.
- Avg Household Income: $128,740.
- Total Employment: 775,300.
- Jobless rate: 5.0%.
- Total Deposits: $49 b.
- San Jose 10th Largest City in US.

Facts of Interest

- Key Industries: Software, semiconductors, international trade, business services, venture capital.
- Workers are 2.5 times more productive than US average.
- Generates 10% of all US Patents.
- Consistently Captures 33%+ of all US venture capital financing.
- Engine of business formation 23,000 net new firms since bust of 2000.

A Growing Local Market For Fewer Local Banks

Santa Clara County Commercial Bank Deposits


($ billions)
$40
$35
$30
$25
$20
$15
$10
$5
$0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
174% Increase

Number of Commercial Banks <$1b Headquartered in Santa Clara County


14
12
10
8
6
4
2
0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
05
75% Reduction

Source: FDIC

Significant Market Opportunity For Properly Positioned Bank


% Deposits
Santa Clara
County
Source: FDIC; as of June 30, 2006
25%
20%
15%
10%
5%
0%
19.33%
18.73%
8.13%
6.65%
6.63%
3.52%
2.82%
1.67%
1.16%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank
= Annual changes in deposit market share, years '01-'06, R to L

Total SCC Deps ($b)	
'01	$37.1
'02	$38.3
'03	$41.6
'04	$46.6
'05	$49.0
'06	$49.9

Balance Sheet Growth



($ Millions)
$800
$700
$600
$500
$400
$300
$200
$100
$-
loans
deposits
assets
5 Year CAGR 49.4%
5/14/01
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Diversification of Lending Activity


Int'l 0%
11%
Tech
28%
C & I
11%
BCFG
SBA
12%
Construction
Other
2%
CRE
15%
Land
13%
8%

Loans

Focus on Core Funding Sources


51%
Money Market
1%
SAV
4%
TCD<$100K
TCD>$100K
12%
I BD
1%
Non-Interest Bearing Demand
0%
31%

Deposits

(@ 12-31-06)

Revenue Growth



5 Year CAGR 101%
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$1,154
$5,810
$1,460
$9,898
$2,663
$16,561
$3,855
$27,503
$4,197
$38,691
$3,837
2001
2002
2003
2004
2005
2006
Net Int Inc
Nonint Inc

Diversified Revenue Sources


12%
SBA
17%
Construction
34%
C&I
Specialty Markets
9%
TECH
BCFG
11%
17%

FY 2006

Net Interest Margin


BBNK
(6.87%)
8%
7%
6%
5%
4%
3%
2%
2001
2002
2003
2004
2005
2006

*= Peer defined as 273 publicly traded US banks 0f $500M to $1b TA for FY 2005

Efficiency Ratio


BBNK
(64.14%)
190 %
165 %
140 %
115 %
90 %
65 %
40 %
2001
2002
2003
2004
2005
2006

*= Peer defined as 273 publicly traded US banks 0f $500M to $1b TA for FY 2005

Asset Quality
Net Charge-Off (Recovery) / Avg Loans


Avg of All US Commercial Banks*
0.25%
0.15%
0.05%
-0.05%
-0.15%
0.00%
0.20%
-0.05%
0.08%
0.11%
0.00%
2001
2002
2003
2004
2005
2006
BBNK:

*SOURCE: FFIEC/FDIC Uniform Bank Performance Report 6-30-06

Loan To Deposit Ratio


95%
85%
75%
65%
55%
45%
35%
25%
2001
2002
2003
2004
2005
2006

Return On Assets


2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
1.52%
DTA*
0.89%
1.23%
1.42%
2003
2004
2005
2006

Return On Equity


22.50%
20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
12.46%
DTA*
9.87%
15.90%
19.34%
2003
2004
2005
2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

Net Income and EPS


($000)
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$(3,000)
$(4,000)
Pre-tax
Taxable
$8,634
$5,725
$3,373
DTA*
$1,505
$3,037
2001
7.5
Mos
Incl
POE.
2002
2003
2004
2005
2006
$(3,541)
$(2,685)

Earnings per Share (FD)

Annual

2003: **$0.53** **2004**: **$0.46** **2005:$0.85** **2006**: **$1.27**

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03


Most Bankers get excited about financial statements.
At Bridge Bank, this is the kind of financial statement that excites us.
"Bridge Bank helped us grow by 27% over the past two years."
BRIDGE BANK
THE SMARTER CHOICE IN BUSINESS BANKING.
SANTA CLARA • SAN JOSE • PALO ALTO
SACRAMENTO • SAN DIEGO • FRESNO
PHONE: 1.866.BRDGBNK
WWW.BRIDGEBANK.COM


One of the Nation's fastest growing banks
Now Serves fast growing technology companies
BRIDGE BANK
THE SMARTER BANKING CHOICE FOR GROWING TECHNOLOGY COMPANIES.
PALO ALTO, CA 94301
55 ALMADEN BOULEVARD
SAN JOSE, CA 95113
PHONE: 1.866.BRDGBNK
WWW.BRIDGEBANK.COM

Thank You!